FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	January	……………………………………………… ,	2021

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	January 14, 2021	By....../s/.......... Sachiho Tanino.............
(Signature)*

Sachiho Tanino General Manager Consolidated Accounting Division Finance & Accounting Headquarters Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.	Notice Regarding Revision to Consolidated Results Forecast

January 14, 2021

Canon Inc. Chairman & CEO: Fujio Mitarai Securities code: 7751 Tokyo (First section) and other Stock Exchanges
Inquiries: Sachiho Tanino General Manager Consolidated Accounting Div. Finance & Accounting Headquarters +81-3-3758-2111

Notice Regarding Revision to Consolidated Results Forecast

Canon Inc. (the “Company”) passed a Board of Directors’ resolution on January 14, 2021, revising its consolidated results forecast for the fiscal year ending December 31, 2020, which was announced on October 26, 2020, as follows.

1	Consolidated Results Forecast for the Fiscal Year Ending December 31, 2020

	Millions of yen (except per share amounts)

	Net sales	Operating profit	Income before income taxes	Net income attributable to Canon Inc.	Net income per share (Yen)
Previous forecast	3,140,000	64,000	86,000	52,000	49.53
Revised forecast	3,160,000	105,000	125,000	80,000	76.20
Change	20,000	41,000	39,000	28,000	26.67
Percent change	0.6%	64.1%	45.3%	53.8%	53.8%
For reference, Fiscal 2019	3,593,299	174,667	195,740	125,105	116.93

1.1	Reason for Revision

The markets in which the Company compete, which shrunk due to the spread of COVID-19 in 2020, recovered earlier than expected in the third quarter. Accordingly, the Company raised its projection on October 26, 2020. The Company again raised its projection as it exceeded its previous forecast, especially for profit, thanks to sales of cameras, driven by new full-size mirrorless models, and inkjet printers, which continued to benefit from home demand.

This notice contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this notice. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.